

03054294

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65388

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/1/02 (MM/DD/YY) AND ENDING 3/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
McNally Financial Services Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1115 Tranquil Trail Drive
(No. and Street)

San Antonio	Texas	78232-5185
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)


RECEIVED
MAY 3 0 2003
187
SECTION

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Helin, Donovan, Trubee & Wilkinson, LLP
(Name – *if individual, state last, first, middle name*)

12466 Los Indios Trail, Suite 213	**Austin**	**Texas**	**78729**
(Address)	(City)	(State)	(Zip Code)


PROCESSED
JUN 12 2003
THOMSON
FINANCIAL

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, David McNally, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **McNally Financial Services Corporation**, as of March 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

President
Title

Notary Public


BARBARA A. CHANDLER
Notary Public, State of Texas
My Commission Expires
MARCH 2, 2006

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MCNALLY FINANCIAL SERVICES CORPORATION
Index to Financial Statements and Supplemental Schedules
March 31, 2003



Helin, Donovan, Trubee & Wilkinson, LLP
Certified Public Accountants
www.helindonovan.com


Russell
Bedford

Member of Russell
Bedford International


SEC MAIL
RECEIVED
PROCESSING
MAY 30 2003
WASH. D.C.
187
SECTION

MCNALLY FINANCIAL SERVICES CORPORATION

Financial Statements

March 31, 2003

(With Independent Auditors' Report Thereon)



Helin, Donovan, Trubee & Wilkinson, LLP
Certified Public Accountants
www.helindonovan.com



Russell
Bedford

Member of Russell Bedford International

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
McNally Financial Services Corporation:

We have audited the accompanying statement of financial condition of McNally Financial Services Corporation as of March 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the period from April 11, 2002 through March 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McNally Financial Services Corporation as of March 31, 2003, and the results of its operations and its cash flows for the period from April 11, 2002 through March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Helin, Donovan, Trubee & Wilkinson, LLP

Helin Donovan Trubee & Wilkinson LLP

Austin, Texas
May 15, 2003

12466 Los Indios Trail, Suite 213
Austin, Texas 78729
Phone (512) 331-5336
Fax: (512) 258-5895

2936 Elm Street, Suite G
Dallas, Texas 75226
Phone (214) 741-6955
Toll Free: 1-866-331-5336



CPA

MCNALLY FINANCIAL SERVICES CORPORATION
Statement of Financial Condition
March 31, 2003

ASSETS		
Cash	$	1,491
Receivable from clearing broker-dealer		8,265
Clearing deposit		25,000
Securities owned, at market value		52,506
Deferred tax asset		3,669
Other assets		97
TOTAL ASSETS	$	91,028
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Income taxes payable	$	900
Accrued expenses and other liabilities		92
Total liabilities		992
Stockholder's Equity		
Common stock, voting, 2,000 shares authorized, $.01 par value, 1,000 shares issued and outstanding		10
Additional paid-in capital		104,411
Retained deficit		(14,385)
Total Stockholder's equity		90,036
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	91,028

See notes to financial statements and independent auditors' report.

MCNALLY FINANCIAL SERVICES CORPORATION
Statement of Operations
For the Period from April 11, 2002 through March 31, 2003

REVENUES		
Securities commissions	$	12,876
Insurance commissions		700
Interest and other income		2,154
Total Revenues		15,730
EXPENSES		
Communications		1,268
Insurance		767
Regulatory fees		2,329
Professional fees		750
Organizational Costs		7,271
Other expenses		3,628
Total Expenses		16,013
OTHER ITEMS		
Realized loss on firm securities investment account		4,297
Unrealized loss on firm securities investment account		12,574
Total Other Items		16,871
LOSS BEFORE INCOME TAXES		(17,154)
Current income tax		(3,669)
Deferred income tax		900
Net income tax benefit		(2,769)
NET LOSS	**$**	(14,385)

See notes to financial statements and independent auditors' report.

MCNALLY FINANCIAL SERVICES CORPORATION
Statement of Changes in Stockholder's Equity
For the Period from April 11, 2002 through March 31, 2003

		Common Stock	Additional Paid-In Capital	Retained Deficit		Total
Balances at April 11, 2002	$	-	-	-	$	-
Issuance of common stock		10	104,411	-		104,421
Net loss		-	-	(14,385)		(14,385)
Balances at March 31, 2003	$	10	104,411	(14,385)	$	90,036

See notes to financial statements and independent auditors' report.

MCNALLY FINANCIAL SERVICES CORPORATION
Statement of Cash Flows
For the Period from April 11, 2002 through March 31, 2003

Cash flows from operating activities:		
Net loss	$	(14,385)
Adjustments to reconcile net loss to		
net cash used in operating activities:		
Unrealized loss on securities		12,574
Change in assets and liabilities		
Increase in receivable from clearing broker-dealer		(8,265)
Increase in clearing deposit		(25,000)
Increase in deferred tax asset		(3,669)
Increase in other assets		(97)
Increase in income taxes payable		900
Increase in accrued expenses and other liabilities		92
Net cash used in operating activities		(37,850)
Cash flows from investing activities:		
Sale of investment securities		31,203
Cash flows from financing activities:		
Issuance of common stock		8,138
Net increase in cash		1,491
Cash at beginning of year		-
CASH AT END OF YEAR	$	1,491

Supplemental Disclosures of Cash Flow Information:

Income taxes paid	$	-
Interest paid	$	-

Non-cash transations:
The issuance of common stock during the year was partially in exchange for securities with a fair market value of $96,283.

See notes to financial statements and independent auditors' report.

MCNALLY FINANCIAL SERVICES CORPORATION

Notes to the Financial Statements

March 31, 2003

Note 1 - Nature of Business

McNally Financial Services Corporation (Company) was incorporated in the State of Texas on April 11, 2002 and became a registered broker/dealer with the Securities and Exchange Commission (SEC) in September 2002 and is a member of the National Association of Security Dealers, Inc. (NASD). The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company's customers consist primarily of individuals located throughout the United States of America.

Note 2 - Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Security transactions and the related commission revenues and expenses are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and related expenses are recoded on a trade date basis.

Insurance Commissions

Insurance commissions are recorded when the insurance products are funded by the customer.

Financial instruments and credit risk

Financial instruments that potentially subject the Company to credit risk include cash, receivables from clearing broker-dealers and securities owned. The Company's cash balances did not exceed federally insured limits of $100,000 during the year. Securities owned consist of investments in registered investment companies and are held for investment purposes. Securities that are marketable are stated at fair market value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

MCNALLY FINANCIAL SERVICES CORPORATION

Notes to the Financial Statements

March 31, 2003

Note 2 - Significant Accounting Policies (Continued)

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, a valuation allowance is established to reduce any deferred tax asset in which the Company is not able to determine on a more likely than not basis that the deferred tax asset will be realized.

The Company is also subject to Texas Franchise tax at 4.5% of Federal taxable income.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first year of operations and 15 to 1 thereafter. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2003, the Company had net capital and net capital requirements of $78,394 and $50,000, respectively. The Company's net capital ratio was .01 to 1.

Note 4 - Income Taxes

Significant temporary differences that give rise to the deferred tax assets as of March 31, 2003 follow:

Deferred tax assets:		
Unrealized losses on securities	$	2,688
Organizational costs		981
Net deferred tax		3,669

A reconciliation of the U.S. statutory income tax rate to the effective rate for the year ended March 31, 2003 is as follows:

Benefit at Federal Statutory rate of 15%	$	(2,573)
Miscellaneous non-deductible items		(196)
Income tax benefit	$	(2,769)

MCNALLY FINANCIAL SERVICES CORPORATION

Notes to the Financial Statements

March 31, 2003

Note 5 - Commitments and Contingencies

Litigation

The Company is subject to various claims and legal actions arising in the ordinary course of business. At March 31, 2003, the Company was not involved in any litigation or active legal actions.

Clearing Agreement

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At March 31, 2003, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Schedule I

MCNALLY FINANCIAL SERVICES CORPORATION
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of March 31, 2003

Total stockholders' equity qualified for net capital	$	90,036
Deductions and/or charges		
Non-allowable assets:		
Deferred tax asset		3,669
Other assets		97
Total deductions and/or charges		3,766
Net capital before haircuts on securities		86,270
Haircuts on securities		7,876
Net Capital	$	78,394
Aggregate indebtedness		
Income taxes payable	$	900
Accrued expenses and other liabilities		92
Total aggregate indebtedness	$	992
Computation of basic net capital requirement		
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$	50,000
Net capital in excess of minimum requirement	$	28,394
Ratio of aggregate indebtedness to net capital		0.01 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of March 31, 2003 as reported by McNally Financial Services Corporation on Amended Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to financial statements and independent auditors' report.



Helin, Donovan, Trubee & Wilkinson, LLP
Certified Public Accountants
www.helindonovan.com


Russell
Bedford

Member of Russell
Bedford International

INDEPENDENT AUDITORS' REPORT

ON INTERNAL CONTROL

To the Stockholder of
McNally Financial Services Corporation:

In planning and performing our audit of the financial statements and supplemental schedule of McNally Financial Services Corporation (the Company) for the period from April 11, 2002 through March 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

12466 Los Indios Trail, Suite 213
Austin, Texas 78729
Phone (512) 331-5336
Fax: (512) 258-5895

2936 Elm Street, Suite G
Dallas, Texas 75226
Phone (214) 741-6955
Toll Free: 1-866-331-5336


CPA

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003 to meet the SEC's objectives.

This report is intended solely for use of the Managers, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Helin, Donovan, Trubee & Wilkinson, LLP

Helin, Donovan, Trubee & Wilkinson, LLP

Austin, Texas
May 15, 2003